

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2009

Via Facsimile ((202) 204-5620) and U.S. Mail

Joel E. Rappoport, Esq.
Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

>   **Re: Liberty Bancorp**
>   **Schedule 13E-3**
>   **File No. 005-82263**
>   **Filed October 13, 2009**

Dear Mr. Rappoport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995 and that you intend that forward-looking statement be subject to the safe harbor included in that law. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm your understanding about the inapplicability of the safe harbor to this offer and confirm that you will not claim its applicability in future filings.

Offer to Purchase

2.   Please revise your offer document to include all of the substantive disclosure currently included in the Schedule 13E-3. Alternatively, confirm that you delivered the Schedule 13E-3 to your security holders together with the offer document.

Summary of Terms, page 2

3.   Please include a summary of the Special Factors with respect to the going private transaction in the summary term sheet.

Questions and Answers, page 4

4.   Please revise the answer to the question "How Will I Be Notified if the Offer is Extended?" and the offer document generally to comply with the requirements of Rule 14e-1(d), which states that announcements of extensions must be made no later than 9 a.m. Eastern Time on the next business day after the scheduled expiration date of the offer.

Background to the Offer, page 7

5.   Revise this section to describe the events leading up to the commencement of the tender offer. Describe board meetings at which the going private transaction was discussed, specifying who was present, including outside advisors.

Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives, page 8

6.   Please quantify the costs associated with administering small shareholder accounts.

Effects of the Tender Offer, page 9

7.   Please disclose whether, in the event the company elects to deregister, certain information will continue to be publicly available through the FDIC and, if so, the nature of the information that will be available. Also, clarify whether you intend to continue delivering annual reports, included audited financial statements, to your security holders following the going private transaction.

Determination of Fairness of Offer by our Board of Directors, page 13

8.   Please revise your disclosure to clarify why the board's knowledge of the company's business allowed the board to make the fairness determination. What about the company's business did the board specifically rely on in making ts fairness determination?

9.   Revise your disclosure to describe in reasonable detail the "historical stock prices, peer

group evaluations and trading volume activity" and the "pro forma analysis which examines the effects of the Offer on the Company" you mention in the last paragraph of page 13. Refer to Item 1014(b) of Regulation M-A for additional guidance.

10.   We note your disclosure in the second paragraph of page 14 that the discussion includes "some" of the material factors upon which the board based its fairness determination. Revise your disclosure to include all of the material factors the board considered.

Terms of the Offer

Conditions of the Offer, page 16

11.   Refer to the disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Expiration and Extension of the Offer, page 16

12.   We note the disclosure that the board, at its discretion, may terminate the offer on a date earlier than the stated expiration date. As stated, the offer may be deemed to be illusory. Thus, revise your disclosure to indicate that the board may only terminate the offer if a condition is triggered.

Summary Consolidated Financial Information, page 25

13.   Please disclose the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions